XUEDA EDUCATION GROUP
A-4 Xibahe Beili
Chaoyang District
Beijing 100028
People’s Republic of China

June 3, 2011

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010
Attention:	Mr. Larry Spirgel
Mr. Brandon Hill

	Re:	Xueda Education Group
Registration Statement on Form F-1 (File No. 333-174495)
Request for Withdrawal

Dear Mr. Spirgel and Mr. Hill:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Xueda Education Group (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-174495), together with all exhibits thereto (the “Registration Statement”). In light of general market conditions, the Company’s shareholders have determined not to conduct the offering of securities contemplated in the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Company respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please provide a fax copy of the order granting withdrawal of the Registration Statement to the Company’s legal counsel Simpson Thacher & Bartlett LLP at (212) 455-2502, Attention: Leiming Chen.

If you have any questions or comments or require further information regarding this application for withdrawal of the Registration Statement, please do not hesitate to call or email Leiming Chen at (+852) 2514-7630 (office) or (+852) 9032-1314 or lchen@stblaw.com.

Sincerely,

Xueda Education Group

/s/ Xin Jin
Name: Xin Jin
Title: Chief Executive Officer and Director